Exhibit 99.1

Descartes Acquires Computer Management USA

Acquisition Strengthens Global Customs Security Filing Platform for the Air Cargo Industry & Broadens Air Cargo Shipment Management Capabilities

WATERLOO, Ontario, April 1, 2014 – Descartes Systems Group (TSX:DSG)(Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, acquired Computer Management USA, a leading US-based provider of security filing solutions and air cargo management solutions for airlines and their partners.

Computer Management’s solutions help air carriers to improve operational efficiency and streamline security filing and customs clearance processes, directly and through coordination with ground handlers and container freight stations. The air cargo community is challenged by a rapidly evolving global regulatory environment where customs authorities around the world continue to implement mandates designed to improve security. Recent examples include U.S. Customs and Border Protection's (CBP) Air Cargo Advanced Screening Initiative (ACAS), the European Union's Import Control System (ICS) and Preloading Consignment Information for Secure Entry (PRECISE), Canada Border Services Agency's (CBSA) Advance Commercial Information (ACI) system.

"Computer Management has provided air cargo management applications and security filing solutions to leading airlines and their partners for more than 15 years," said John Lamberti, CEO at Computer Management. "Computer Management strengthens Descartes’ Customs and Regulatory Compliance platform with additional airline-focused functionality while adding a community of hundreds of ground handlers and container freight stations to Descartes' Global Logistics Network."

"We’re pleased to welcome Computer Management and its customers to the Descartes community," said Edward J. Ryan, Descartes’ CEO. "Computer Management customers will now have access to a wider geographic range of customs filing solutions and additional value-added services for the air industry that leverage our Global Logistics Network, such as eFreight and Cargo2000. We look forward to combining forces to broaden the capabilities and reach of our joint solutions, which help improve the efficiency and security of the air cargo industry."

Computer Management has offices in Florida and New York. The all cash purchase price for the acquisition was US $6.6 million.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 172,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About Computer Management
For more information about Computer Management, visit www.compmgmt.com.

Global Media Contact
Mavi Silveira
+1(800) 419-8495 ext. 202416
msilveira@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.